Exhibit 99.1

Media Release

Opfikon, 7 May 2026

Annual General Meeting

Sunrise Annual General Meeting: all agenda items approved

At today’s Annual General Meeting of the shareholders of Sunrise Communications AG at Kongresshaus Zurich, all agenda items were approved in line with the proposals of the Board of Directors. The total number of votes, including the votes represented by the Independent Voting Rights Representative, represented 78.53% of the registered stock.

Dividend of CHF 3.42 per Class A Share and CHF 0.34 per Class B Share

The Consolidated Financial Statements of the Sunrise Group and the Annual Financial Statements of Sunrise Communication AG for the financial year 2025 and the Non-Financial Reporting were all approved.

The shareholders additionally approved the proposal of the Board of Directors to distribute a dividend of CHF 3.42 per Class A Share and CHF 0.34 per Class B Share. The dividend will be paid exclusively from reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. The dividend for the financial year 2025 will therefore not be subject to Swiss withholding tax of 35%.

The members of the Board of Directors and the persons entrusted with management were granted discharge for their activities in the financial year 2025.

The Annual General Meeting approved the Compensation Report 2025 in an advisory vote. Furthermore, it approved the maximum aggregate amount of compensation of the Board of Directors for the term of office from the 2026 Annual General Meeting to the 2027 Annual General Meeting and the maximum aggregate amount of compensation of the Executive Committee for the financial year 2027.

The shareholders also approved the Board of Directors’ proposal to re-elect Anwaltskanzlei Keller AG as the Independent Voting Rights Representative until the completion of the next Annual General Meeting and the re-election of KPMG AG as the Auditors for the financial year 2026.

Dividend dates

The ex-dividend date of the Sunrise shares is 11 May 2026, and the expected payment date is 13 May 2026.

Elections

Michael T. Fries was re-elected as a member of the Board of Directors and as its chairman for a term of office extending until the completion of the next Annual General Meeting.

The current members of the Board of Directors – Adam Bird, Ingrid Deltenre, Thomas D. Meyer, Catherine Mühlemann, Enrique Rodriguez and Lutz Schüler – who were nominated for re-election were confirmed for a further term of office extending until the completion of the next Annual General Meeting.

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The Annual General Meeting also confirmed Adam Bird, Ingrid Deltenre and Enrique Rodriguez as members of the Compensation Committee for a term of office extending until the completion of the next Annual General Meeting.

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations Rolf Ziebold +41 58 777 76 66 media@sunrise.net

About Sunrise

Sunrise Communications AG («Sunrise»), with its strong number two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of December 2025, the Sunrise customer base included around 3.16 million mobile, 1.28 million broadband and 0.97 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Around 2,900 employees (FTEs) from roughly 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers.

www.sunrise.ch

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